SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sandra Odell
Sandra Odell
Assistant Group Secretary

16 November 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc was notified on 15 November 2012 that the following transaction in the Company’s shares took place on 15 November 2012 in London:

PDMR	Shares Purchased	Share Price	% of Issued Share Capital acquired	Total holding following notification and total percentage holding following notification

Alexander Johnston	5,000 ordinary shares of 5p each	852.4454 pence	Less than 0.0002%	5,000 ordinary shares of 5p each, Less than 0.0002%

Prudential is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Name of contact and telephone number for queries:

Jennie Webb, Share Plans Advisor, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification:

Sandra Odell, Assistant Group Secretary, 020 7548 2115